



Corporate Office



07025395

RECEIVED

⣫⣀ ⣇⣀ ⣐⣀ ⣉ P ⣀⣀

⣀ ⣀⣀⣀⣀ ⣀

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

July 12, 2007

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

'SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

♦ Corporation's Form 1, filed July 05, 2007 for symbol CU
♦ Corporation's Form 1, filed July 05, 2007 for symbol CU.X
♦ Corporation's Form 1, filed July 05, 2007 for symbol CU.PR.A
♦ Corporation's Form 1, filed July 05, 2007 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

[signature]

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

PROCESSED

JUL 2 3 2007

THOMSON
FINANCIAL

[signature] 7/20

ATCO
60
years
2007

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	06/01/2007 - 06/30/2007

Summary

Issued & Outstanding Opening Balance :	81,574,086	As at :	06/01/2007

Effect on Issued & Outstanding Securities

Stock Option Plan	13,900
Other Issuances and Cancellations	13,038

Issued & Outstanding Closing Balance :	81,601,024

Stock Option Plan

Stock Options Outstanding Opening Balance:	1,337,700	As at :	06/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/30/2007	N		13,900		
Totals		0	13,900	0	0

Stock Options Outstanding Closing Balance:	1,323,800	As at :	06/30/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2007	Conversion (General)	13,038
Totals		13,038

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	07/05/2007
Last Updated:	07/03/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	06/01/2007 - 06/30/2007

Summary

Issued & Outstanding Opening Balance :	43,844,884	As at :	06/01/2007

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	-13,038

Issued & Outstanding Closing Balance :	43,831,846

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2007	Conversion (General)	-13,038
Totals		-13,038

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	07/05/2007
Last Updated:	07/03/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	06/01/2007 - 06/30/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	06/01/2007

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	07/05/2007
Last Updated:	07/03/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	06/01/2007 - 06/30/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	06/01/2007

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	07/05/2007
Last Updated:	07/03/2007

END